Exhibit 12.1
GTx, Inc.
Computation of Deficiency of Earnings Available to Cover Fixed Charges

	Nine Months Ended	Year Ended December 31,
	9/30/2008	2007	2006	2005	2004	2003

Loss:
Pretax loss from continuing operations	$(37,912)	$(40,359)	$(35,510)	$(36,839)	$(22,348)	$(14,194)
Fixed charges (from below)	64	35	32	32	21	18

Total loss	$(37,848)	$(40,324)	$(35,478)	$(36,807)	$(22,327)	$(14,176)

Fixed charges:
Estimated interest portion of rent expenses	$64	$35	$32	$32	$21	$18

Total fixed charges	$64	$35	$32	$32	$21	$18

Coverage deficiency	$(37,912)	$(40,359)	$(35,510)	$(36,839)	$(22,348)	$(14,194)